SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                      (Amendment No.     )*

                     PRICELLULAR CORPORATION
              --------------------------------------
                         (Name of Issuer)

                      Class A Common Stock,
                          $.01 Par Value
              --------------------------------------
                  (Title of Class of Securities)

                           741504 10 4
              --------------------------------------
                          (CUSIP Number)

                        Andrew A. Quartner
                   AT&T Wireless Services, Inc.
                   1150 Connecticut Avenue, NW
                      Washington, D.C. 20036
                    Tel. No.:  (202) 223-9222
              --------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        September 27, 1995
              --------------------------------------
     (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

          Check the following box if a fee is being paid with this
statement. ___   (A fee is not required only if the reporting
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on following pages)

                               13D

CUSIP No. 741504 10 4                          Page  2 of 8 pages

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            (1)  Names of Reporting Persons
                 S.S. or I.R.S. Identification Nos. of Above Persons

                 AT&T Corp.
                 IRS ID No. 13-4924710
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            (2)  Check the Appropriate Box if a Member of a Group(a) __
                                                           (b)  X

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            (3)  SEC Use Only

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            (4)  Source of Funds

                 WC, 00

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            (5)  Check if Disclosure of Legal Proceedings is Required
                 Pursuant to Items 2(d) or 2(e)               ___

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            (6)  Citizenship or Place of Organization

                 United States of America
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Number of        (7)   Sole Voting Power            0
Shares             (8)   Shared Voting Power          4,184,029
Beneficially     (9)   Sole Dispositive Power       0
Owned by Each      (10)  Shared Dispositive Power     4,184,029
Reporting
Person with

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            (11) Aggregate Amount Beneficially Owned by Each Reporting
                 Person

                      4,184,029

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            (12) Check if the Aggregate Amount in Row (11) Excludes
                 Certain Shares                               ___
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            (13) Percent of Class Represented by Amount in Row (11)

                      31.1%*

                 *See response to Item 5 below.

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            (14) Type of Reporting Person (See Instructions)

                                  CO

                               13D

CUSIP No. 741504 10 4                          Page  3 of 8 pages

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            (1)  Names of Reporting Persons
                 S.S. or I.R.S. Identification Nos. of Above Persons

                 AT&T Wireless Services, Inc.
                 IRS ID No. 91-1379052
-----------------------------------------------------------------
            (2)  Check the Appropriate Box if a Member of a Group (a) __
                                                           (b) XX

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            (3)  SEC Use Only

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            (4)  Source of Funds

                 WC, 00

-----------------------------------------------------------------
            (5)  Check if Disclosure of Legal Proceedings is Required
                 Pursuant to Items 2(d) or 2(e)                __

-----------------------------------------------------------------
            (6)  Citizenship or Place of Organization

                 United States of America
-----------------------------------------------------------------
Number of        (7)   Sole Voting Power            4,184,029
Shares             (8)   Shared Voting Power          0
Beneficially     (9)   Sole Dispositive Power       4,184,029
Owned by Each      (10)  Shared Dispositive Power     0
Reporting
Person with
-----------------------------------------------------------------
            (11) Aggregate Amount Beneficially Owned by Each Reporting
                 Person

                      4,184,029

-----------------------------------------------------------------
            (12) Check if the Aggregate Amount in Row (11) Excludes
                 Certain Shares                                __
-----------------------------------------------------------------

            (13) Percent of Class Represented by Amount in Row (11)

                      31.1%*

                 *See response to Item 5 below.
-----------------------------------------------------------------
            (14) Type of Reporting Person (See Instructions)

                 CO

            The following information amends and supplements the
Schedule 13G dated February 15, 1995.

            Item 1.  Security and Issuer.

            This statement relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of PriCellular
Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 45
Rockefeller Plaza, New York, NY 10020.

            Item 2.  Identity and Background.

            This statement is filed by AT&T Corp. and AT&T Wireless Services, Inc. (the "Reporting Persons"). The Reporting Persons are parties to a voting agreement (the "Voting Agreement") dated as of December 28, 1995 among the Company, Robert Price, Steven Price, Eileen Farbman, Aeneas Venture Corporation, Spectrum
Equity Investors, L.P., Thomas H. Lee Equity Fund III, L.P., THL-CCI Investors Limited Partnership and The Public School Employees' Retirement Board, pursuant to which the parties agree to vote for the nominees to the Board of each of the parties thereto. The Reporting Persons disclaim membership in a group with the other parties to the Voting Agreement.

            The business address of the Reporting Persons is 5000
Carillon Point, Kirkland, WA 98033.

            None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            Each of the Reporting Persons are citizens of the United States of America.

            Item 3.  Source and Amount of Consideration

            AT&T Wireless ("AT&T Wireless") has acquired shares of Common Stock in three transactions:

            (i) During 1994 AT&T Wireless Services, Inc. ("AT&T Wireless") acquired, in two separate transactions, (x) shares of the Company's Class B Common Stock, par value $.01 per share ("Class B Common Stock"), convertible at the option of the holder into 2,031,250 shares of Class A Common Stock and
         (y) shares of Series A Convertible Stock which were converted upon the completion of the Company's initial public offering in December 1994 into shares of Class B Common Stock which are convertible at the option of the holder into 1,356,140 shares of Class A Common Stock. Such shares were acquired for approximately $15 million in cash, and minority interests and equipment carried at AT&T Wireless' depreciated cost of $3.6 million. The source of funds used in making the purchases was available working capital.

            (ii) On September 27, 1995, AT&T Wireless sold its interest in the cellular system serving the Parkersburg, WV/Marietta, OH MSA to the Company in exchange for $17.5 million consisting of one-half cash and one-half in an unsecured five year 6% note convertible into the Company's Class A Common Stock at $11 per share. The Note was converted into 796,639 shares of Class A Common Stock on November 7, 1995.

            On July 31, AT&T Wireless converted 674,890 shares of Class B Common Stock into 674,890 shares of Class A Common Stock.

            Item 4.   Purpose of the Transaction

            The Reporting Persons hold the shares for investment purposes. The Reporting Persons intend, however, to continue to review their investment in the Company on the basis of various factors, including the Company's businesses, results of operations, financial condition and future prospects, conditions in the securities market and general economic and industry conditions. Based upon such review, the Reporting Persons will take such actions as they may deem appropriate in light of the circumstances existing from time to time. In this connection, the Reporting Persons may, subject to market conditions and other factors that they deem relevant, (i) purchase or otherwise acquire additional shares from time to time in the open market, in privately negotiated transactions or otherwise, or (ii) sell or otherwise dispose of, shares beneficially owned, whether now or in the future, from time to time in the open market, in privately negotiated transactions to one or more purchasers or otherwise.

          Except as disclosed herein, the Reporting Persons have not at the present time formulated any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule
13D.

            Item 5.  Interest in the Securities of the Issuer.

            (a)(i) AT&T Wireless is the beneficial owner of 4,184,029 shares of Class A Common Stock, representing 31.1% of the total number of shares of Class A Common Stock outstanding as of December 21, 1995.* The 4,184,029 shares include (A) 1,471,529 shares of Class A Common Stock held directly by AT&T Wireless and
(B) 2,712,500 shares of Class B Common Stock held by AT&T
Wireless, which shares are convertible at the option of the holder into an equal number of shares of Class A Common Stock.

                (ii) AT&T Corp. is the beneficial owner of 4,184,029 shares of Class A Common Stock by virtue of its 100% ownership of AT&T Wireless.

            (b) Except as otherwise described herein, none of the Reporting Persons has any sole or shared power to vote or to direct the vote of any shares of Class A Common Stock nor sole or shared power to dispose of or direct the disposition of any shares of Class A Common Stock.

            (c) There have been no transactions in shares of Common Stock effected during the past 60 days by any Reporting Person nor by any other person controlling any Reporting Person.



-------------------------
* Any security that any Reporting Person has the right to acquire within 60 days is deemed to be outstanding for the purposes of calculating the ownership percentage of such Reporting Person, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other reporting person. According to information provided by the Company, on December 31, 1995, 10,726,432 shares of Class A
Common Stock and 13,951,203 shares of Class B Common Stock were outstanding.

            Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

            In addition to the Voting Agreement, the Reporting Persons are subject to (a) a stockholders agreement dated as of April 28, 1994 among AT&T Wireless Services, Inc. and the parties named therein, as amended, and to (b) a stockholders agreement dated as of May 16, 1994 among Aeneas Venture Corporation, Spectrum Equity Investors, L.P. and the parties named therein, as amended.
Except as referred to or described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of the Company.

            Item 7.  Material Filed as Exhibits.

            Exhibit 7.1    Voting Agreement dated as of December 28,
                           1995.*

            Exhibit 7.2 Stockholders Agreement dated as of April 28, 1994 among AT&T Wireless Services, Inc. and the parties named therein.**

            Exhibit 7.3 Stockholders Agreement dated as of May 16, 1994 among Aeneas Venture Corporation,
                           Spectrum Equity Investors, L.P. and the
                           parties named therein.**


----------------------
* Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

**       Incorporated herein by reference to the Company's
Registration Statement on Form S-1, No. 33-285678.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  February 21, 1996

                                     AT&T WIRELESS SERVICES, INC.


                                     By:  ANDREW A. QUARTNER
                                          ------------------------
                                          Name:  Andrew A. Quartner
                                          Title: Senior Vice President


                                     AT&T CORP.


                                     By:  R. GERARD SALEMME
                                          ------------------------
                                          Name:  R. Gerard Salemme
                                          Title: Vice President

                          EXHIBIT INDEX


            Exhibit 7.1    Voting Agreement dated as of December 28,
                           1995.*

            Exhibit 7.2 Stockholders Agreement dated as of April 28, 1994 among AT&T Wireless Services, Inc. and the parties named therein.**

            Exhibit 7.3 Stockholders Agreement dated as of May 16, 1994 among Aeneas Venture Corporation,
                           Spectrum Equity Investors, L.P. and the
                           parties named therein.**


----------------------
* Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

**       Incorporated herein by reference to the Company's
Registration Statement on Form S-1, No. 33-285678.